FILED BY WALDENCAST ACQUISITION CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12

OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: OBAGI GLOBAL HOLDINGS LIMITED; MILK MAKEUP LLC

COMMISSION FILE NUMBER: 001-40207

The following is the Waldencast Investor Conference Call Transcript:

Corporate Participants

Michel Brousset, Founder and Chief Executive Officer, Waldencast

Presentation

Michel Brousset

Good morning, I am Michel Brousset, Founder, and CEO of Waldencast.

I am very excited to announce this transaction, alongside with our Waldencast executive team, Felipe Dutra, Chairman of the Board; Hind Sebti, my Co-Founder and Chief Operating Officer; as well as Tassilo Festetics, our Chief Financial Officer and Chief Technology Officer.

We are a team that is a bit different from the traditional financial SPAC sponsors. We are first and foremost operators, with deep experience in beauty, wellness, and consumer goods. We have built and scaled global brands and businesses and have also deep expertise in M&A, which will be a cornerstone of our future growth

Our journey began with one clear ambition, to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high growth, purpose driven brands. Brands that can scale through its platform benefiting from the Company’s strong product and brand development capabilities, as well as our industry specific expertise, and our starting point in this journey is Beauty, an industry we know extremely well, and a beautiful category.

The Beauty business is in fact beautiful. It is big, offering a massive addressable market, made of five core categories. The biggest ones being skin care and color cosmetics. Its high growth is driven by its unique and highly attractive consumer dynamics where desire for quality outweighs price and the appetite for clean, natural, and high-performance innovative products and brands, fuels a constant usage expansion and regimen extension.

On top, it also benefits from macro dynamics in the form of huge opportunities in new emerging markets like China, Brazil, India, Indonesia, etc. As well as the growing ecommerce channel that allows brands to effectively reach consumers around the world. These drivers have ensured that beauty was resilient through many economic cycles and to recover very fast from downturns. As we have seen, in the bounce back from the 2008 recession and more recently post-COVID lockdowns, growth that is projected to carry on over the next years.

Lastly, not only is beauty big and fast growing, it is also highly profitable thanks to its superior structural economics and capital efficiency.

The global Beauty market is still very fragmented, in fact, the top five players represent only 32% of the market. This is explained by beauty’s unique consumer dynamics. It is an expandable market, a market of want, where there is not a winner takes all. Within this big, resilient, and profitable market, independent brands are leading the growth and gaining market share, but often they do fail to scale mostly due to a lack of the operational expertise and resources needed to scale a beauty brand globally. This is where we see a clear opportunity: to aggregate high-growth emerging brands under a new platform to further accelerate and scale their growth.

Until now the industry has been an incumbent versus indies play. Overtime, however, we have seen an erosion of traditional sources of competitive advantage for incumbents’ whilst at the same time creating further opportunities for indie brands.

First, and most importantly of success in beauty, is a brand’s DNA. Incumbent portfolio of brands in many cases is not necessarily reflective of the evolving values important to consumers today. Values such as inclusiveness, social responsibility, and sustainability. While on the other hand most indie brands tend to be born and built around a consumer truth and values that resonate with consumers today.

Second. How brands reach consumers has also changed, whilst historically large advertising budgets heavily weighted towards traditional media where needed, today digital marketing, social media, precision targeted has fundamentally reshaped how indie brands, and brands in general, reach their consumers and reimagined traditional marketing and product discovery

Third. There has also been an obvious shift in distribution channels. While the incumbents used to have a lock on physical shelf space in department stores, specialty retail and food, drug, and mass channels and a significant cost-to-play because of the inventory you to carry to participate, ecommerce provides direct access to consumers and enables brands to launch outside of traditional distribution channels, previously a source of strength for incumbents.

Fourth. Infrastructure used to be a source of advantage for incumbents with open innovation, outsourced quality manufacturing, 3PL logistics and cloud-based systems, today these asset heavy structures are not only not necessary, but we would argue a source of disadvantage that results in heavy, inflexible organizations, resulting in longer lead times and a slower reaction time to fast-moving trends.

Lastly, there has also been a transformation in regards to talent. Today’s young talent is interested in other attractive opportunities versus a traditional corporate job. They want autonomy, they want flexibility, and entrepreneurship; and hence incumbents suffer from attrition to other attractive opportunities that are more in tune with the needs and desires of this new generation of talents.

On the other hand, although many independent brands have achieved strong growth initially, the ability to drive sustained growth and really scale globally is far more challenging. Category complexity requires operational and industry expertise and resources to drive enduring success for a Beauty brand

And that is exactly what we set out to do at Waldencast, merge the best of both worlds by leaving the worst of both worlds behind, by bringing the high growth and consumer relevance of purpose driven beauty brands, with an operational model that enables them to scale to the expertise and resources of a best-in-class operating multi-brand platform. All of this while maintaining the entrepreneurial spirit and agile and responsive asset light efficiencies so critical to the success of indie brands.

And how we will do this, it is by our operating model built around eight pillars.

First. A growth-oriented business model that identifies and creates high potential brands and scale through brand-led independence, asset-light modularity, intelligent synergies by aggregating functions where there is no advantage to have them in a single brand, our own Waldencast culture rooted in performance and ownership. The fact that we’re dedicated only as Beauty and Wellness pure player where expertise matter, where having deep broad experts makes a difference. Through our conscious entrepreneurship, we founded Waldencast first and foremost to make a small positive difference in the industry through our values of responsibility, inclusivity and sustainability. Overtime what we want to do after we go through this first step of acquisitions is build a balanced business portfolio across channels, geographies, price, etc.

We shared what the Beauty opportunity is and how we intent to answer it, and now I am very pleased to announce a business combination with two very exciting brands, both anchored in big, high growth categories we discussed before and leaders in their respective fields.

Obagi is an industry-leading, advanced skin care line recognized for its clinical excellence, industry-leading innovation, and science-backed approach positioned in the high-growth dermo-cosmetic category.

Milk Makeup is a high-growth, cult-favorite beauty brand among Gen-Z consumers and a leader in clean beauty known for its strong community, cultural relevance, and iconic products. These brands represent the first acquisitions in our multi-year journey to build our multi-branded platform focused on the next generation of high-growth, purpose-driven brands.

When we raised this vehicle earlier this year, we defined very specific investment criteria for the brands that we would ultimately partner with. Both Obagi and Milk Make-up tick each one of these criteria. They have strong brand identities with enduring brand equity. A high-level of consumer affinity with differentiated offerings and market positioning. A strong online community and omni-channel growth opportunities. A long-term sustainable business model with several exciting levers to drive growth.

We are excited by the opportunity to partner together and accelerate the growth of both brands, while preserving each brand’s unique business model and entrepreneurial spirit. We believe the brands will benefit strongly from the Waldencast ecosystem, bringing operational scale, and attracting best-in-class talent and capabilities.

Now let me tell you more about each brand, who they are, their strengths and their growth opportunities.

Let us start with Obagi.

Obagi is a leading, physician-dispensed brand in the high-growth dermo-cosmetic category with strong anchor capabilities and attractive growth opportunities. Obagi created a professional skin care category in 1988 and has continued to pioneer its space ever since. With a 33-year legacy of science and innovation, Obagi designs transformational prescription and over-the-counter products that promote skin health. Obagi’s formulations are scientifically backed, clinically tested, and recommended by physicians worldwide.

Now let me share a few key facts about Obagi.

First, we forecast it will achieve $168 million of net revenue in 2021 with a 25% Adjusted EBITDA. This is a leading and growing brand with 14% net revenue CAGR from 2019 to 2021 despite the COVID pandemic in the middle. Most importantly, we believe it is the crown jewel of the physician dispensed dermo-cosmetic channel as it is rated as the number one perceived best-performing brand among U.S. providers. It is renowned for its proprietary technology and protected by 80-plus patents worldwide. We’re extremely excited to partner with the Obagi team and believe there is significant opportunity to drive further growth and profitability.

This amazing brand is led by outstanding team who are experts in their field. The team is led by President and CEO Jamie Castle, who brings over 20 years of experience in the industry and I look very much forward to working with the entire Obagi team.

We mentioned earlier that skin care is the biggest beauty market and one of the fastest growing ones. It is projected to reach $209 billion in retail sales in 2025. It is a high-growth segment with a strong momentum in the post-lockdown era driven by increasing demand for science-based skincare and bolstered by what we call “skin-tellectual” consumers focused on increasing levels of product potency and efficacy.

Dermo-cosmetics is among the fastest-growing sub-categories in a rapidly expanding market that continues to be driven by premiumization. Within that high growth dermo-professional market, Obagi is a pioneer and a leader, ranking number one across multiple dimensions. It is perceived as the best-performing brand among U.S. providers based on their perception and satisfaction, defined by the quality of its product portfolio and innovation and is strongly regarded for its marketing.

We believe that the combination of having this brand leader in our portfolio, participating in a fast-growing market is very, very powerful.

The basis of Obagi’s strength is a leadership on product and innovation which is driven by its science backed formulations trusted by physicians in the U.S. and worldwide. These are high performance products developed single mindedly with fact-based, medical efficacy in mind and it is supported by patents and an extensive expert R&D team. This results in high recognition from practitioners visible in the long-term relationship the brand has successfully built.

The brand’s portfolio of highly effective products is anchored by medical products. The medical products within Obagi portfolio drive 90-plus percentage of its sales of which 25% are prescription products, and thus set the foundation of the growth levers.

First. A continue in increasing penetration within the medical channel through practitioners, increasing the number of practitioners, and the share of wallet within practitioners.

Second. To extend the brand reach in more consumer channels where the appetite for trusted science and ultra high performance in skin care is huge.

Third. Deepen our physician partnerships and retention through entry into in-clinic devices.

Then lastly, build the spa channel following the same best-in-class approach that made the brand a physician’s favorite.

Obagi is a gem and a leader in the U.S. dermo-cosmetic market and our ambition is to make it the top dermo-credentialed brand in the world. We intend to do this by:

Building on its unique strength and anchoring on its medical credentials to expand into the consumer space.

Deepen penetration in professional through existing medical portfolio and services and also in the clinical spa channel.

We intend to drive international growth by extending and executing a global ecommerce platform as well as expand into key global markets where there is already latent awareness of Obagi,

And of course, partner with Waldencast, leveraging our consumer and brand building expertise as well as our data-driven, asset-light platform to enable the above acceleration.

Now from the world of skin care, let’s go into the world of make up.

Milk Makeup is a super exciting, high-growth opportunity. It is a cult-favorite beauty brand among Gen-Z consumers and a leader in clean beauty that has grown organically through a diverse and inclusive community. It is known for its cultural relevance and iconic products. Milk Makeup is built on the promise of clean, cool beauty that works with best-selling hero products at key retailers.

Now let’s look at some topline numbers for Milk Makeup.

We expect it to generate $47 million of net revenue in 2021 and is growing fast at 24% CAGR growth between 2008 and 2021 despite the COVID lock down. It is a number two clean brand at Sephora with multiple best-selling products, including the cult favorite Hydro-grip face primer and Kush mascara. And it is a brand uniquely built on community with 1.9 million Instagram followers.

Milk Makeup is led by a talented leadership team with deep experience in beauty. Tim Coolican, CEO of Milk Makeup has over 20 years of experience solely in beauty, and we had the pleasure of working closely together while we were at L’Oréal.

As mentioned before, make up is one of the top beauty categories with very dynamic growth, strongly rebounding post pandemic as lockdown restrictions ease and consumer’s experience the infamous “lipstick effect”. Its growth is driven by a never-ending stream of innovation in different make-up looks inspired by culture, fashion, and design. As well as increasing demand for clean, meaning good for you, beauty offerings.

Within this high growth clean make up market, Milk is a leader and a brand built by connecting strongly with the untapped and coveted Gen-Z market. Milk Make Up is a brand built on the promise of clean, cool beauty that works, and has become known quickly for its innovative, iconic products with global resonance as well as strong values that connect with consumers, commitment to developing vegan, clean and cruelty-free products.

Anchored in culture, it is a brand build on community that champions inclusivity and values perfectly aligned with the next generation: Good for You, Good for the Planet and Good for the Community. Leading to impressive following and support across key social media channels.

This cult, buzzing brand with a unique DNA has still two major opportunities to drive growth.

First is brand awareness. The opportunity here is to build on the strength of their existing Gen-Z community and raise awareness of the brand to other groups by investing and marketing the brand in a major way.

Second, to drive thoughtful innovation. Currently the brand has only 330 SKUs, relative to other successful brands in the space with over a thousand SKUs. Milk is a category leader in primer, mascara, blusher, but has tremendous opportunities to grow in other existing makeup categories and expand into new areas of whitespace.

The brand was also built on a strong and successful partnership with Sephora, where the brand was allowed to express itself, its range, and its unique point of view and gather the consumer following it has today. And there is even more to come from that partnership as we deepen the consumer penetration and awareness within Sephora in North America and globally.

Then we look at the brand distribution global footprint. We can see the huge opportunity of growth within existing markets as well as the new untapped geographic expansion opportunities both within brick and mortar and e-commerce.

Our ambition is clear and simple: We want to build Milk Makeup into the world’s top makeup brand of the new generation. We’re very excited to partner together and drive growth by expanding its community, portfolio, and geographic reach.

To recap our plan: First, we expect to grow the consumer base by thoughtfully increasing marketing spend in a deliberate way to drive awareness and trial, and also broaden the brand footprint.

Second. We expect to accelerate innovation and expand product assortment and strategically enter new categories.

Third. We want to build the global brand availability by maximizing the Sephora ecosystem, expanding into key remaining markets, and developing a highly efficient international direct-to-consumer model.

Lastly, the brand will partner with Waldencast to improve gross margins through operational efficiency and also leverage Waldencast’s intelligent synergies to manage complexity across the supply chain.

Now I will spend time walking through the financials of both brands on the transaction.

Obagi is a growing brand with a strong financial profile. The company expects to generate $168 million in net sales in 2021, which represents an 87% growth rate year-over-year. In addition, I would like to highlight Obagi’s attractive growth margin profile.

Our gross margin in 2021 of 76% are comparable to best-in-class across the beauty category The combination of Obagi’s growth profile and strong profitability result in an attractive Adjusted EBITDA profile, we expect to generate $42 million of EBITDA in 2021 at an implied Adjusted EBITDA margin of 25%.

Milk is an exciting, younger brand with a great growth engine. The company expects to generate $47 million in net sales in 2021, which represents a 24% CAGR rate over the last four years, again, despite the impact of COVID in store closures and changing consumer behaviors. The Company is perfectly positioned to harness the strong category rebound and with exciting growth categories ahead.

We believe also there is opportunity to drive gross margin improvement and build further volume from 49% in 2021 to 60-plus percent in 2023. Our operating platform at Waldencast is designed to identify, implement, and execute on opportunities to drive operational enhancements for our brand partners.

Now let’s look at the Company on a combined basis.

The combination of Obagi and Milk results in a multi-brand platform that is differentiated in its high growth profile, strong gross margins, and an attractive profitability profile that aligns with best-in-class peers.

We have outlined the transaction overview on Slide 38. The pro forma enterprise value of the Company will be approximately $1.2 billion, at and attractive valuation at 16.5x 2023 Adjusted EBITDA, which compares favorably to comps outlined on the next slides.

Existing shareholders of both Obagi and Milk are rolling about half of their equity into a new company confirming their belief and excitement of the possibilities ahead together. Concurrent with this transaction, we have raised a $105 million of PIPE, and we expect the deal to deliver up to $202 million of cash to the combined company’s balance sheet.

Turning to Slide 39. Waldencast, as you can see, compares favorably across its peer group in terms of growth and margin profile.

Lastly on Slide 40. You can see the multiple comparables to our peers. We believe this is an attractive entry point for investors based on where the public comps trade, and that this deal has potential upside as both brands execute on the many growth opportunities ahead.

Just to close, this transaction represents the first step in the creation of a global best-in-class multi-brand Beauty and Wellness platform. We are incredibly excited for what the future holds.

With that, I will conclude our remarks. Thank you for taking the time to be with us today.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to proposed transactions between Obagi and Waldencast and Milk Makeup and Waldencast. This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Obagi or Milk Makeup, the combined company or Waldencast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. Waldencast intends to file a registration statement on Form S-4, or other appropriate forms, with the SEC, which will include a document that serves as a prospectus and proxy statement of Waldencast, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Waldencast shareholders. Waldencast also will file other documents regarding the proposed transactions with the SEC. Before making any voting decision, investors and security holders of Waldencast are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Waldencast through the website maintained by the SEC at www.sec.gov.

The documents filed by Waldencast with the SEC also may be obtained free of charge at Waldencast’s website at https://www.waldencast.com or upon written request to 10 Bank Street, Suite 560, White Plains, NY 10606.

Participants in the Solicitation

Waldencast, Obagi, and Milk Makeup, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Waldencast’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Waldencast and information regarding their interests in the business combinations is set forth in Waldencast’s registration statement on Form S-1 (File No. 333-253370) filed with the SEC on March 15, 2021. Additional information regarding the interests of such persons will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions among Obagi, Milk Makeup and Waldencast, including statements regarding the intended benefits of the transactions, the anticipated timing of the transactions and the growth strategies of Waldencast, Obagi and Milk Makeup. These forward-looking statements generally are identified by the words “estimates,” “projects,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of Waldencast, Obagi, and Milk Makeup, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (i) the risk that the transactions may not be completed in a timely manner or at all, which may adversely affect the price of Waldencast’s securities, (ii) the risk that Waldencast shareholder approval of the proposed transactions is not obtained, (iii) the inability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the amount of funds available in Waldencast’s trust account following any redemptions by Waldencast’s shareholders, (iv) the failure to receive certain governmental and regulatory approvals, (v) the inability to complete the PIPE Investment or the Forward Purchase Agreements Investments, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Obagi Merger Agreement or the Milk Makeup Equity Purchase Agreement, (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic, (viii) the outcome of litigation related to or arising out of the proposed transactions, or any adverse developments therein or delays or costs resulting therefrom, (ix) the effect of the announcement or pendency of the transactions on Obagi’s or Milk Makeup’s business relationships, operating results, and businesses generally, (x) the ability to continue to meet Nasdaq’s listing standards following the consummation of the proposed transactions, (xi) costs related to the proposed transactions, (xii) that the price of Waldencast’s securities may be volatile due to a variety of factors, including Waldencast’s, Obagi’s or Milk Makeup’s inability to implement their business plans or meet or exceed their financial projections and changes in the combined capital structure, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities and (xiv) the ability of Obagi and Milk Makeup to implement their strategic initiatives and continue to innovate their existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Waldencast’s registration statement on Form S-1 (File No. 333-253370), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by Waldencast from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Obagi, Milk Makeup and Waldencast assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Waldencast, Obagi, or Milk Makeup gives any assurance that Waldencast, Obagi or Milk Makeup, or the combined company, will achieve their expectations.